Exhibit 99.1

Jeffs’ Brands Announces Pricing of $7.275 Million Private Placement

Tel Aviv, Israel, Jan. 25, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has entered into securities purchase agreements with certain institutional investors for aggregate gross cash proceeds of $7.275 million, before deducting fees to the placement agent and other offering expenses payable by the Company. The Company intends to use the net proceeds from the private placement for working capital and general corporate purposes, as well as for potential acquisitions but does not have any pending acquisitions at this time.

In connection with the private placement, the Company will issue an aggregate of 2,704,461 units and pre-funded units. The pre-funded units will be sold at the same purchase price as the units, less the pre-funded warrant exercise price of $0.00001. Each unit and pre-funded unit will consist of one ordinary share (or pre-funded warrant), one common warrant exercisable for one and one quarter ordinary shares at an exercise price of $2.69 per ordinary share and one common warrant at an exercise price of $0.00001 to purchase such amount of ordinary shares as will be determined on the Reset Date (as defined in the Series B common warrant). The common warrants will be exercisable upon issuance and will have a term of 5.5 years from the issuance date. The number of securities issued under the units is subject to adjustment as described in more detail in the report on Form 6-K to be filed in connection with the private placement.

The closing of the private placement is expected to occur on or about January 29, 2024, subject to the satisfaction of certain customary closing conditions.

Aegis Capital Corp. is acting as the Exclusive Placement Agent for the private placement. Meitar | Law Offices is serving as Israeli counsel to the Company and Sullivan & Worcester LLP is serving as U.S. counsel to the Company for the private placement. Kaufman & Canoles, P.C. is serving as counsel to Aegis Capital Corp. for the private placement.

The securities described above are being sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been registered under the Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws. Pursuant to a registration rights agreement with the investor, the Company has agreed to file one or more registration statements with the Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares sold in the private placement and the ordinary shares issuable upon exercise of the pre-funded warrants and the warrants sold in the private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the closing of the private placement and the anticipated use of proceeds from the private placement. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC, on April 10, 2023 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Jeffs’ Brands is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com